November 4, 2010

VIA EDGAR AND EMAIL

Sebastian Gomez Abero, Attorney Examiner
Division of Corporation Finance
1000 F Street, N.E. (Mail Stop 4720)
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:          Phyhealth, Inc. (the “Company”)
Registration by Coordination; File No. 333-163076
Request for Acceleration; Rule 461

Dear Mr. Gomez Abero:

On November 13, 2009, in connection with the registered spin-off to shareholders of Physicians Healthcare Management Group, Inc., the parent of Phyhealth Corporation (the “Registrant”), of (i) 6,591,223 common shares of Registrant and (ii) 3,240,000 Series A and 622,324 Series B Convertible Preferred (and associated respective underlying common stock), we filed the Company’s Form S-1 Registration Statement with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Act”).  Subsequent Pre-Effec-tive Amendments 1, 2, 3 and, most recently, 4 have been filed over time.

The staff’s current comment letter noted that the Company could file a Request for Acceleration pursuant to the Act.  We filed as Correspondence responses to the staff’s comment letter August 10, 2010 on a pre-filing review basis and Pre-Effective Amendment No. 4 has been filed on EDGAR upon conclusion of your pre-filing review.

Based on your telephone conversation yesterday with our counsel, Carl Duncan, we understand the Staff has no remaining comments. In that context, we hereby submit this Request for Acceleration and, in conjunction with this Request, please be advised:

~           There are no underwriters for this offering since this registered offering relates to a spinoff of Company common shares, it will be “self-underwritten” by Directors of the Company in conformity with Rule 3a4-1 under the Securities Exchange Act of 1934 and, in addition,  no underwriter’s compensation has made in conjunction with this offering nor submitted to the NASD for review;

~           The Company (and its principals) are aware of its obligations under the Act;

~           Believing there are no situations described in Rule 461(b) which would justify the Staff’s refusal to accelerate this offer, the Company hereby requests its Form S-1 Registration Statement be declared effective at 12:30PM, Tuesday, November 9, 2010 (concurrent with FINRA’s associated effectiveness) or such later date as the Staff shall determine;

Sebastian Gomez Abero, Attorney Examiner
Division of Corporation Finance
● Page 2	November 4, 2010

 ~          Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, the Company acknowledges that such effectiveness does not foreclose the Commission from taking any action  with respect to the filing;

~           The Company further acknowledges that the Commission or the Staff, acting pursuant to dele-gated authority, in declaring the filing effective, does not relieve the Company from its full respon-sibility for the adequacy and accuracy of the disclosure;

~           In addition, the Company acknowledges that it may not assert this effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

~           Finally, the Company hereby undertakes to file, pursuant to Rule 424(b), a copy of the Pro-spectus to reflect its finalized state.

Our counsel will be calling you to coordinate any remaining issues. Should you have any questions in the meantime, my direct line is (305) 779-1777 while Mr. Duncan’s is 301-263-0500.  Thank you for your exemplary assistance.

Very truly yours, Robert Trinka, Chairman and President Phyhealth Corporation

cc: Carl N. Duncan, Esq.